Exhibit 99.1

Telenor commences sale of a portion of its stake in VimpelCom Ltd.

(Fornebu, 12 September 2016) — Telenor ASA today announced that it has commenced a public offering in the United States of 142,500,000 of its VimpelCom Ltd. American Depository Shares (ADSs).

Telenor currently owns approximately 580 million ADSs, or 33 per cent of VimpelCom’s total outstanding common shares. The transaction announced today represents 24.5 per cent of the ADSs that Telenor owns (8.1 per cent of VimpelCom’s total outstanding common shares).

Telenor intends to grant the underwriters an option to purchase up to 21,375,000 additional ADSs at the public offering price, less underwriting discounts and commissions. The price at which Telenor will sell the ADSs has not yet been determined.

Before pricing of the ADS offering, Telenor may also launch a 3-year bond exchangeable into VimpelCom ADSs in an aggregate principal amount of up to USD 1,000,000,000, with an exchange premium which could be up to 35 per cent. The exchangeable bond will be launched outside the United States to non-US persons, pursuant to Regulation S under the U.S. Securities Act.

This transaction follows Telenor’s announcement on 5 October 2015 of its intention to divest its stake in VimpelCom, which is listed on NASDAQ in the United States under the ticker “VIP”.

Telenor will not comment beyond today’s announcement at this point in time. The pricing of the offering will be announced following the completion of the bookbuilding process.

Morgan Stanley and J.P. Morgan will act as joint global coordinators and joint lead bookrunners, and Citigroup and Credit Suisse will act as joint bookrunners for the offering.

The offering is being made pursuant to VimpelCom’s shelf registration statement on Form F-3 initially filed with the Securities and Exchange Commission (SEC) on 23 May 2014, as amended and most recently declared effective on 20 April 2016 (the “Registration Statement”). The ADSs will be offered only by means of a prospectus and accompanying prospectus supplement forming a part of the effective Registration Statement. Prospective investors should read the prospectus included in the Registration Statement, the preliminary prospectus supplement and other documents that VimpelCom has filed with the SEC for more information. The Registration Statement, the preliminary prospectus supplement and the documents incorporated by reference therein are available at the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus and related preliminary prospectus supplement may be obtained, when available, from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (866) 803-9204, email: prospectus-eq_fi@jpmchase.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (800) 831-9146; or Credit Suisse Securities (USA), LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, Phone: (800) 221-1037, Email: newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

For readers in the European Economic Area: In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom: This communication is being directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Investor Relations

Marianne Moe

Mobile: (+47) 9161 7631

marianne.moe@telenor.com

Helge Øien

Mobile: (+47) 9131 9242

helge.oien@telenor.com

Media Contact

Glenn Mandelid

Mobile: (+47) 9266 1300

glenn.mandelid@telenor.com